=================================================================
                          UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                       AMENDMENT NO. 1 TO
                          SCHEDULE 13D
           Under the Securities Exchange Act of 1934*


                     TEMTEX INDUSTRIES, INC.
=================================================================
                        (Name of Issuer)


             Common Stock, par value $.20 per share
=================================================================
                 (Title of Class of Securities)


                           88 0236203
=================================================================
                         (CUSIP Number)


                       William Y. Tauscher
                    1190 West Oleander Avenue
                    Perris, California 92571
                          (909)657-7311
=================================================================
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)


                        January 27, 2003
=================================================================
              (Date of Event Which Requires Filing
                       of this Statement)


     If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [
]

     Note: Schedules filed in paper form shall include a signed original and five copies of the schedules including all exhibits.
See 240.13d-7(6) for other parties to whom copies are to be sent.

     *The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 88 0236203                                SCHEDULE 13D

(1)  Name of Reporting Person                     William Y. Tauscher
     IRS No. of Above Person

(2)  Check the Appropriate Box if a                    (a)    [  X  ]
     Member of a Group                                 (b)    [     ]

(3)  SEC Use Only

(4)  Source of Funds                                               PF

(5)  Check Box if Disclosure of                               [     ]
     Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)

(6)  Citizenship or Place of                 United States of America
     Organization

Number of Shares Beneficially
Owned by Each Reporting Person
With:

     (7)  Sole Voting Power                                         0
     (8)  Shared Voting Power                               1,871,023
     (9)  Sole Dispositive Power                              143,325
     (10) Shared Dispositive Power                                  0

(11) Aggregate Amount Beneficially                          1,871,023
     Owned By Each Reporting Person

(12) Check Box if the Aggregate                               [     ]
     Amount in Row (11) Excludes
     Certain Shares

(13) Percent of Class Represented by                       47.4(FN-1)
     Amount in Row (11)

(14) Type of Reporting Person                                      IN

____________________________

FN-1 Percentage based on 3,444,641 shares of the Issuer's common stock issued and outstanding on November 30, 2002, as reported in the Issuer's Quarterly Report on Form 10-Q for the fiscal quarter ended November 30, 2002, and taking into account the exercise of the Warrant Shares by Mr. Upfield and the Noteholders (See Item 4).

CUSIP NO. 88 0236203                                SCHEDULE 13D

(1)  Name of Reporting Person                        Richard Anderson
     IRS No. of Above Person

(2)  Check the Appropriate Box if a                    (a)    [  X  ]
     Member of a Group                                 (b)    [     ]

(3)  SEC Use Only

(4)  Source of Funds                                               PF

(5)  Check Box if Disclosure of                               [     ]
     Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)

(6)  Citizenship or Place of                 United States of America
     Organization

Number of Shares Beneficially
Owned by Each Reporting Person
With:

     (7)  Sole Voting Power                                         0
     (8)  Shared Voting Power                               1,871,023
     (9)  Sole Dispositive Power                               23,342
     (10) Shared Dispositive Power                                  0

(11) Aggregate Amount Beneficially                          1,871,023
     Owned By Each Reporting Person

(12) Check Box if the Aggregate                               [     ]
     Amount in Row (11) Excludes
     Certain Shares

(13) Percent of Class Represented by                     47.4% (FN-2)
     Amount in Row (11)

(14) Type of Reporting Person                                      IN

____________________________

FN-2 Percentage based on 3,444,641 shares of the Issuer's common stock issued and outstanding on November 30, 2002, as reported in the Issuer's Quarterly Report on Form 10-Q for the fiscal quarter ended November 30, 2002, and taking into account the exercise of the Warrant Shares by Mr. Upfield and the Noteholders (See Item 4).

CUSIP NO. 88 0236203                                SCHEDULE 13D

(1)  Name of Reporting Person                Leonard Kee Living Trust
     IRS No. of Above Person

(2)  Check the Appropriate Box if a                    (a)    [  X  ]
     Member of a Group                                 (b)    [     ]

(3)  SEC Use Only

(4)  Source of Funds                                               PF

(5)  Check Box if Disclosure of                               [     ]
     Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)

(6)  Citizenship or Place of                 United States of America
     Organization

Number of Shares Beneficially
Owned by Each Reporting Person
With:

     (7)  Sole Voting Power                                         0
     (8)  Shared Voting Power                               1,871,023
     (9)  Sole Dispositive Power                               50,000
     (10) Shared Dispositive Power                                  0

(11) Aggregate Amount Beneficially                          1,871,023
     Owned By Each Reporting Person

(12) Check Box if the Aggregate                               [     ]
     Amount in Row (11) Excludes
     Certain Shares

(13) Percent of Class Represented by                     47.4% (FN-3)
     Amount in Row (11)

(14) Type of Reporting Person                                      IN

____________________________

FN-3 Percentage based on 3,444,641 shares of the Issuer's common stock issued and outstanding on November 30, 2002, as reported in the Issuer's Quarterly Report on Form 10-Q for the fiscal quarter ended November 30, 2002, and taking into account the exercise of the Warrant Shares by Mr. Upfield and the Noteholders (See Item 4).

CUSIP NO. 88 0236203                                SCHEDULE 13D

(1)  Name of Reporting Person                            David Dalton
     IRS No. of Above Person

(2)  Check the Appropriate Box if a                    (a)    [  X  ]
     Member of a Group                                 (b)    [     ]

(3)  SEC Use Only

(4)  Source of Funds                                               PF

(5)  Check Box if Disclosure of                               [     ]
     Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)

(6)  Citizenship or Place of                 United States of America
     Organization

Number of Shares Beneficially
Owned by Each Reporting Person
With:

     (7)  Sole Voting Power                                        0
     (8)  Shared Voting Power                               1,871,023
     (9)  Sole Dispositive Power                               50,000
     (10) Shared Dispositive Power                                  0

(11) Aggregate Amount Beneficially                          1,871,023
     Owned By Each Reporting Person

(12) Check Box if the Aggregate                               [     ]
     Amount in Row (11) Excludes
     Certain Shares

(13) Percent of Class Represented by                      47.4%(FN-4)
     Amount in Row (11)

(14) Type of Reporting Person                                      IN

____________________________

FN-4 Percentage based on 3,444,641 shares of the Issuer's common stock issued and outstanding on November 30, 2002, as reported in the Issuer's Quarterly Report on Form 10-Q for the fiscal quarter ended November 30, 2002, and taking into account the exercise of the Warrant Shares by Mr. Upfield and the Noteholders (See Item 4).

CUSIP NO. 88 0236203                                SCHEDULE 13D

(1)  Name of Reporting Person                         John F. Gurrola
     IRS No. of Above Person

(2)  Check the Appropriate Box if a                    (a)    [  X  ]
     Member of a Group                                 (b)    [     ]

(3)  SEC Use Only

(4)  Source of Funds                                               PF

(5)  Check Box if Disclosure of                               [     ]
     Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)

(6)  Citizenship or Place of                 United States of America
     Organization

Number of Shares Beneficially
Owned by Each Reporting Person
With:

     (7)  Sole Voting Power                                         0
     (8)  Shared Voting Power                               1,871,023
     (9)  Sole Dispositive Power                                3,333
     (10) Shared Dispositive Power                                  0

(11) Aggregate Amount Beneficially                          1,871,023
     Owned By Each Reporting Person

(12) Check Box if the Aggregate                               [     ]
     Amount in Row (11) Excludes
     Certain Shares

(13) Percent of Class Represented by                    47.4%  (FN-5)
     Amount in Row (11)

(14) Type of Reporting Person                                      IN

____________________________

FN-5 Percentage based on 3,444,641 shares of the Issuer's common stock issued and outstanding on November 30, 2002, as reported in the Issuer's Quarterly Report on Form 10-Q for the fiscal quarter ended November 30, 2002, and taking into account the exercise of the Warrant Shares by Mr. Upfield and the Noteholders (See Item 4).

CUSIP NO. 88 0236203                                SCHEDULE 13D

(1)  Name of Reporting Person                              John Fahey
     IRS No. of Above Person

(2)  Check the Appropriate Box if a                    (a)    [  X  ]
     Member of a Group                                 (b)    [     ]

(3)  SEC Use Only

(4)  Source of Funds                                               PF

(5)  Check Box if Disclosure of                               [     ]
     Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)

(6)  Citizenship or Place of                 United States of America
     Organization

Number of Shares Beneficially
Owned by Each Reporting Person
With:

     (7)  Sole Voting Power                                         0
     (8)  Shared Voting Power                               1,871,023
     (9)  Sole Dispositive Power                               33,333
     (10) Shared Dispositive Power                                  0

(11) Aggregate Amount Beneficially                          1,871,023
     Owned By Each Reporting Person

(12) Check Box if the Aggregate                               [     ]
     Amount in Row (11) Excludes
     Certain Shares

(13) Percent of Class Represented by                     47.4% (FN-6)
     Amount in Row (11)

(14) Type of Reporting Person                                      IN

____________________________

FN-6 Percentage based on 3,444,641 shares of the Issuer's common stock issued and outstanding on November 30, 2002, as reported in the Issuer's Quarterly Report on Form 10-Q for the fiscal quarter ended November 30, 2002, and taking into account the exercise of the Warrant Shares by Mr. Upfield and the Noteholders (See Item 4).

CUSIP NO. 88 0236203                                SCHEDULE 13D

(1)  Name of Reporting Person                          Terry M. Giles
     IRS No. of Above Person

(2)  Check the Appropriate Box if a                    (a)    [  X  ]
     Member of a Group                                 (b)    [     ]

(3)  SEC Use Only

(4)  Source of Funds                                               PF

(5)  Check Box if Disclosure of                               [     ]
     Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)

(6)  Citizenship or Place of                 United States of America
     Organization

Number of Shares Beneficially
Owned by Each Reporting Person
With:

     (7)  Sole Voting Power                                         0
     (8)  Shared Voting Power                               1,871,023
     (9)  Sole Dispositive Power                              100,000
     (10) Shared Dispositive Power                                  0

(11) Aggregate Amount Beneficially                          1,871,023
     Owned By Each Reporting Person

(12) Check Box if the Aggregate                               [     ]
     Amount in Row (11) Excludes
     Certain Shares

(13) Percent of Class Represented by                     47.4% (FN-7)
     Amount in Row (11)

(14) Type of Reporting Person                                      IN

____________________________

FN-7 Percentage based on 3,444,641 shares of the Issuer's common stock issued and outstanding on November 30, 2002, as reported in the Issuer's Quarterly Report on Form 10-Q for the fiscal quarter ended November 30, 2002, and taking into account the exercise of the Warrant Shares by Mr. Upfield and the Noteholders (See Item 4).

CUSIP NO. 88 0236203                                SCHEDULE 13D

(1)  Name of Reporting Person                            Robert Creer
     IRS No. of Above Person

(2)  Check the Appropriate Box if a                    (a)    [  X  ]
     Member of a Group                                 (b)    [     ]

(3)  SEC Use Only

(4)  Source of Funds                                               PF

(5)  Check Box if Disclosure of                               [     ]
     Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)

(6)  Citizenship or Place of                 United States of America
     Organization

Number of Shares Beneficially
Owned by Each Reporting Person
With:

     (7)  Sole Voting Power                                         0
     (8)  Shared Voting Power                               1,871,023
     (9)  Sole Dispositive Power                               46,583
     (10) Shared Dispositive Power                                  0

(11) Aggregate Amount Beneficially                          1,871,023
     Owned By Each Reporting Person

(12) Check Box if the Aggregate                               [     ]
     Amount in Row (11) Excludes
     Certain Shares

(13) Percent of Class Represented by                     47.4% (FN-8)
     Amount in Row (11)

(14) Type of Reporting Person                                      IN

____________________________

FN-8 Percentage based on 3,444,641 shares of the Issuer's common stock issued and outstanding on November 30, 2002, as reported in the Issuer's Quarterly Report on Form 10-Q for the fiscal quarter ended November 30, 2002, and taking into account the exercise of the Warrant Shares by Mr. Upfield

                 AMENDMENT NO. 1 TO SCHEDULE 13D

                  Filed Pursuant to Rule 13d-2

                     INTRODUCTORY STATEMENT

The statement on Schedule 13D relating to the common stock $0.20 par value (the "Common Stock") of Temtex Industries, Inc., a Delaware corporation (the "Issuer") filed by Mr. William Y. Tauscher on behalf of a reporting group is hereby amended and supplemented as follows pursuant to this Amendment No. 1:

1.   Security and Issuer.
     -------------------

     The principal executive offices of the Issuer are located at 1190 W. Oleander Avenue, Perris, California 92571.

2.   Identity and Background.
     -----------------------

     (a) This Schedule 13D is being filed jointly by William Y. Tauscher, Richard Anderson, the Leonard Kee Living Trust, David Dalton, John F. Gurrola, John Fahey, Terry
          M. Giles and Robert Creer (collectively, the "Reporting Group"). As described further in Item 4, below, on July 19, 2002, the Reporting Group loaned the Issuer an aggregate of $750,000 in exchange for the Issuer's Subordinated Convertible Notes due July 19, 2007 (the "Notes"). On January 23, 2003, certain members of the Reporting Group agreed to loan the Issuer an additional amount of $410,000 in exchange for additional Notes that were issued on January 27, 2003.

          The information set forth in paragraphs (b) through (f) below is being furnished with respect to each of the members of the Reporting Group (individually, a "Reporting Person").

          This Statement on Schedule 13D has been filed by a group under Rule 13d-1(d). Attached as Exhibit A is a Joint Filing Statement executed by each member of the Reporting Group.

(b) and (c) WILLIAM Y. TAUSCHER

          Mr. Tauscher is President and Chief Executive Officer of L. Kee & Co., Inc., and his business address is 543 Forbes Boulevard, South San Francisco, California 94080-2019. Mr. Tauscher is also Chairman of the Board of the Issuer and is a private investor in a number of enterprises.

          RICHARD ANDERSON

          Mr. Anderson's principal occupation is the President and Chief Executive Officer of the Issuer, and his residential address is 38 Lexington Street, Lexington,
          Massachusetts 02421.

          LEONARD KEE LIVING TRUST

          Mr. Leonard Kee is the sole trustee of the Leonard Kee Living Trust, a revocable trust established under the laws of California (the "Trust"). Mr. Kee's principal occupation is that of the Chairman of the Board for
          L. Kee & Co., Inc. His business address, and the address of the Trust, is 543 Forbes Boulevard, South San Francisco, California 94080-2019.

          JOHN F. GURROLA

          Mr. Gurrola's principal occupation is the Chief
          Financial Officer of the Issuer, and his residential address is 4958 Carlingford Avenue, Riverside,
          California 95204.

          JOHN FAHEY

          Mr. Fahey's principal occupation is the Vice President of Marketing of the Issuer, and his residential address is 8217 Twin Springs Court, Brentwood, Tennessee 37027.

          ROBERT CREER

          Mr. Creer's principal occupation is the Vice President of Manufacturing of the Issuer, and his residential address is 6507 Sunbeam Drive, Riverside, California
          92506.

          TERRY M. GILES

          Mr. Giles' principal occupation is that of a private investor, and his residential address is 4 Heritage
          Court, Houston, Texas 77024.

          DAVID DALTON

          Mr. Dalton's principal occupation is consultant, and his business address is 2323 Bayside Drive, Corona Del
          Mar, California 96226.

(d) & (e) No Reporting Person has, during the last five years, been convicted in a criminal proceeding, excluding traffic violations and similar misdemeanors, or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he, she or it was or is subject to a judgment, decree or final order enjoining future violations of, or probationary or mandatory activity subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Each Individual Reporting Person is a citizen of the United States of America. The Trust is a revocable trust established under the laws of California.

3.   Source and Amount of Funds or Other Consideration.
     -------------------------------------------------

     The Reporting Persons utilized existing personal funds to effect the purchase of the Convertible Notes.

4.   Purpose of Transaction.
     ----------------------

     Effective July 19, 2002, a group of four private investors led by William Y. Tauscher, the Issuer's current Chairman, loaned the Issuer an aggregate of $750,000 in exchange for the Issuer's subordinated convertible notes due July 19, 2007 (the "Initial Convertible Notes"). The Initial Convertible Notes were issued pursuant to a Note Purchase Agreement dated July 19, 2002 (the "Note Purchase Agreement") and several related agreements of the same date (the "Related Agreements).

     On January 23, 2003, a total of six investors, including Mr. James E. Upfield, a director of the Issuer, Mr. Richard Anderson, the Issuer's President and Chief Executive Officer, Mr. John Gurrola, the Issuer's Chief Financial Officer and Secretary, Mr. John Fahey, the Issuer's Vice President of Marketing, Mr. Robert Creer, the Issuer's Vice President of Manufacturing, and Mr. Terry Giles, a private investor (collectively, the "New Investors"), agreed to loan the Issuer an aggregate of $610,000 in exchange for additional subordinated convertible notes (the "Additional Convertible Notes") which were issued on January 27, 2003 pursuant to, and on the same terms and conditions contained in, the Note Purchase Agreement and the Related Agreements. Collectively, the Initial Convertible Notes and the Additional Convertible Notes are referred to as the "Convertible Notes."

     Taking into effect the issuance of the Additional Notes, the outstanding principal under the Convertible Notes is $1,360,000, and is due on July 19, 2007, or earlier upon an event of default. The original principal amount bears interest at the rate of 6% per annum (9% after a default). Interest under the Initial Convertible Notes is payable monthly, and such payments commenced on September 1, 2002, while interest under the Additional Convertible Notes is payable monthly, such payments to commence on March 1, 2003. Further, to the extent the Issuer engages in certain transactions resulting in the sale of the business prior to the maturity date, the holders of the Convertible Notes maintain the right, at their election, to accelerate the payment of the debt to the effective date of such transaction.
Commencing July 19, 2003, the Convertible Notes are convertible, at the option of the holders thereof, into shares of the Issuer's common stock at an initial conversion price of $0.60 per share. As a result, the aggregate outstanding principal amount of the Convertible Notes would collectively convert into 2,266,667 shares or, approximately 39.7% of the shares outstanding on January 27, 2003, assuming only the conversion of the Convertible Notes. The Convertible Notes are convertible prior to July 19, 2003 upon an event of default at the election of the holders. Lastly, to the extent the holders of the Convertible Notes do not voluntarily elect to receive the prepayment of the notes in connection with certain sale events, the Convertible Notes will automatically convert upon the occurrence of such event at the then existing conversion price. The Convertible Notes are unsecured obligations and are fully subordinated to certain indebtedness owed by the Issuer to Frost Capital Group under a revolving credit facility and to the Issuer's secured term note payable to James Upfield.

     As a condition to the issuance of the Additional Convertible Notes, each New Investor became a party to certain Related Agreements by execution of a joinder agreement (the "Joinder Agreement") to which the Issuer was a party together with the holders of the Initial Convertible Notes. The Joinder Agreement effects certain minor modifications to the Related Agreements in addition to adding the New Investors as parties. In addition to the Joinder Agreement, the Issuer executed a First Amended and Restated Voting Agreement (the "Voting Agreement") dated January 23, 2003, with the holders of the Initial Convertible Notes and the New Investors. The Voting Agreement provides, among other things, that Mr. Upfield, on the one hand, and all of the holders of Convertible Notes other than Mr. Upfield (the "Noteholders"), on the other hand, are each allowed up to four (4) designees to the Company's board of directors. Each of these two parties have named three designees to the Issuer's board under the terms of the original voting agreement, and these designees are currently serving as directors of the Issuer. As of the date of this report, neither of these two parties has named an additional board designee, and the Issuer's board of directors has taken no action to expand the board. At such time, if any, as either Mr. Upfield or the Noteholders appoint an additional designee, then the Issuer will increase the size of our board from six to eight, and the other party will have the opportunity to appoint a corresponding additional designee. The Voting Agreement will terminate upon (1) a change of control of the business, (2) at such time as the holders of the Convertible Notes own less than $200,000 of the Convertible Notes or less than 120,000 conversion shares, (3) July 19, 2007, or (4) upon agreement between the parties. Further, each side (meaning the Noteholders, on the one hand, and Mr. Upfield, on the other) has the ability to terminate the Voting Agreement at any time if the Issuer shall fail to observe the nominations made by that side.

     In connection with the sale of the Initial Convertible Notes and the Additional Convertible Notes, the Issuer issued to Mr. Upfield and the Noteholders common stock purchase warrants immediately exercisable for an aggregate of 453,333 shares of the Issuer's common stock (the "Warrant Shares"). The warrants may be exercised at any time until July 19, 2007, at a per share purchase price of $0.60. At such time as any of these warrants are exercised, such Warrant Shares will be subject to the Voting Agreement, unless previously terminated.

     The purpose of these transactions is for the Reporting Group to acquire and to maintain a controlling position in the Issuer and to effect certain changes in its management. The Reporting Persons may, at some future time, purchase additional shares of the Issuer's common stock, by open market purchase, private purchase or otherwise. Whether the Reporting Persons purchase or otherwise acquire any additional shares of the Issuer's common stock, and the amount, method and timing of any such purchases or acquisitions, will depend upon the Reporting Persons' continuing assessment of pertinent factors, including, among other things, the following: the availability of shares of the Issuer's common stock for purchase or acquisition at particular price levels or upon particular terms; the business and prospects of the Reporting Persons and the Issuer; other business and investment opportunities available to the Reporting Persons; economic conditions; money market and stock market conditions; the actions of other shareholders of the Issuer; the availability and nature of opportunities to dispose of the Issuer's common stock; and other plans and requirements of the Reporting Persons.

5.   Interest in Securities of the Issuer.
     ------------------------------------

     As of the filing of this Schedule 13D, the Reporting Group had indirect beneficial ownership with shared voting power of 1,871,023 shares of the Issuer's common stock. Of these shares, (i) 1,354,440 are owned of record by Mr. Upfield and subject to the terms of the Voting Agreement, (ii) 66,667 are Warrant Shares that are exercisable by Mr. Upfield as of the date of this report and subject to the Voting Agreement,
     (iii) 386,666 are Warrant Shares that are exercisable as the date of this Report by the individual Reporting Persons,
     (iv) 18,250 shares are directly held by the individual Reporting Persons, and (v) 45,000 share may be purchased upon the exercise of options held by the individual Reporting Persons (the "Option Shares"). These shares represent 47.4% of the 3,444,641 shares outstanding on November 30, 2002, as reported in the Issuer's Quarterly Report on Form 10-Q for the fiscal quarter ended
     November 30, 2002, assuming the full exercise of the Warrant Shares and the options.

     Additionally, the Reporting Persons are the beneficial owners of significantly all of the Issuer's Convertible Notes, with an aggregate principal amount of $1,160,000 of the $1,360,000 total principal amount of such Convertible Notes. As a result, the Convertible Notes held by the Reporting Persons would collectively convert into 1,933,334 shares, or approximately 35.9% of the Issuer's outstanding shares, assuming only the conversion of the Convertible Notes held by the Reporting Person and based on the Issuer's issued and outstanding shares as of the date of this Report. If and when all or a portion of the Convertible Notes are converted, the shares of common stock issued in such conversion will be subject to the Voting Agreement, unless previously terminated. The events which could effect a conversion are set forth in Item 4, above. The Reporting Persons also own common stock purchase warrants for an aggregate of 386,666 shares of the Issuer's common stock.

     The following table sets forth the beneficial ownership of each of the Reporting Person in the Convertible Notes, the Conversion Shares, the Warrant Shares and the Option Shares as of the date of this Report.


                                             Principal of Convertible Note
                           Convertible Note         As If Converted          Warrant     Option       Total
     Reporting Person      Principal Amount   As of January 27, 2003 (1)     Shares    Shares(2)     Shares
-------------------------  ----------------  ----------------------------- ----------  ---------  ------------
William Y. Tauscher          $  430,000                716,667               143,325         --        859,992
David Dalton                 $  150,000                250,000                50,000         --        300,000
Leonard Kee Living Trust     $  150,000                250,000                50,000         --        300,000
Richard Anderson(3)          $   70,000                116,666                23,342         --        140,008
Terry M. Giles               $  300,000                500,000               100,000         --        600,000
John F. Gurrola              $   10,000                 16,667                 3,333         --         20,000
John Fahey                   $   25,000                 41,667                 8,333     25,000         75,000
Robert Creer                 $   25,000                 41,667                 8,333     20,000         88,250(4)

All Reporting Persons        $1,160,000              1,933,334               386,666     45,000      2,383,250




(1) Based on the conversion of the current principal amount as of January 27, 2003 at the current conversion price of $0.60 per share. None of the Convertible Notes are currently convertible as of this date or for at least sixty days from the date hereof.
(2) Only reported for options that are exercisable in whole or part as of this date or for at least sixty days from the date hereof.
(3) Mr. Anderson holds two separate Convertible Notes and two separate Warrants.
(4)  Includes 18,250 shares of common stock directly held by Mr.
     Creer.

6.   Contracts, Arrangements, or Understandings with Respect to
     Securities of the Issuer.
     ----------------------------------------------------------

     Please see the Response to Item 4 above.

7.   Material to be Filed as Exhibits.
     --------------------------------

     Exhibit No.    Description
     -----------    -----------

         4.1        Joinder Agreement dated as of January
                    23, 2003 by and among the Registrant, William
                    Y. Tauscher, The Leonard Kee Living Trust,
                    Richard Anderson, David Dalton, Terry M.
                    Giles, James E. Upfield, John Gurrola, John
                    Fahey, and Robert Creer.*

         4.2        First Amended and Restated Voting
                    Agreement dated as of January 23, 2003, by and among the Registrant, William Y. Tauscher, The Leonard Kee Living Trust, Richard Anderson, David Dalton, Terry M. Giles, James E. Upfield, John Gurrola, John Fahey, and Robert Creer.*

         4.3        Form of Subordinated Convertible Note
                    issued January 27, 2003.*

         4.4        Form of Common Stock Purchase Warrant
                    issued January 27, 2003.*
_________________
* Filed as the same exhibit number to the Issuer's Form 8-K filed on January 31, 2003.




                               -14

                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this Schedule 13D is true, complete and correct.

Date:  January 30, 2003

                              /s/  WILLIAM Y. TAUSCHER
                              --------------------------------
                              William Y. Tauscher




                              /s/  RICHARD N. ANDERSON
                              --------------------------------
                              Richard Anderson



                              LEONARD KEE LIVING TRUST


                              By: /s/  WILLIAM Y. TAUSCHER
                                 ------------------------------
                                   Leonard Kee, Sole Trustee



                              /s/  DAVID DALTON
                              ---------------------------------
                              David Dalton



                              /s/  TERRY M. GILES
                              ---------------------------------
                              Terry M. Giles



                              /s/  JOHN F. GURROLA
                              ---------------------------------
                              John F. Gurrola



                              /s/  JOHN FAHEY
                              ---------------------------------
                              John Fahey



                              /s/  ROBERT CREER
                              ---------------------------------
                              Robert Creer



            Attention:  Intentional misstatements or
              omissions of fact constitute federal
           criminal violations (see 18 U.S. C. 1001).

                            EXHIBIT A
                     JOINT FILING STATEMENT

     Pursuant to Rule 13d-1(k)(1), we, the undersigned, hereby express our agreement that the attached Schedule 13D is filed on behalf of each of us.

Dated January 30, 2003
                              /s/  WILLIAM Y. TAUSCHER
                              --------------------------------
                              William Y. Tauscher




                              /s/  RICHARD N. ANDERSON
                              --------------------------------
                              Richard Anderson



                              LEONARD KEE LIVING TRUST


                              By: /s/  WILLIAM Y. TAUSCHER
                                 ------------------------------
                                   Leonard Kee, Sole Trustee



                              /s/  DAVID DALTON
                              ---------------------------------
                              David Dalton



                              /s/  TERRY M. GILES
                              ---------------------------------
                              Terry M. Giles



                              /s/  JOHN F. GURROLA
                              ---------------------------------
                              John F. Gurrola



                              /s/  JOHN FAHEY
                              ---------------------------------
                              John Fahey



                              /s/  ROBERT CREER
                              ---------------------------------
                              Robert Creer